a:\qtr1\Ventures-R24-0300.doc

___________________________________
                                        :
         IN THE MATTER OF               :
                                        :
ALLEGHENY ENERGY, INC. et. al.          :
                                        :    CERTIFICATE
         File No. 70-8411               :    PURSUANT TO RULE 24
                                        :    FOR THE QUARTER ENDED
     (Public Utility Holding            :    MARCH 31, 2000
      Company Act of 1935)              :
___________________________________     :




           Through March 31, 2000, Allegheny Energy, Inc. (Allegheny) has made capital contributions to Allegheny Ventures, Inc. ("Allegheny Ventures") and its subsidiaries totaling $78,850,765. See attached consolidated financial statements for the quarter ended March 31, 2000. During the first quarter of 2000, Allegheny Ventures performed studies and completed preliminary development activities in connection with the ownership of companies in the areas of emerging technologies closely related to Allegheny's core business. Other specific activities performed by Allegheny Ventures during the first quarter of 2000 are shown below.

I.      Description of Activities

  A.    Consulting and Engineering Services

              Allegheny    Ventures   provided    engineering,
        consulting, procurement and distributed generation services to nonaffiliated entities and completed development and marketing activities associated with the provision of such services to nonaffiliated entities.

  B.    Energy Management Services - APS Cogenex

           As previously reported, Allegheny Ventures and EUA-Cogenex agreed to cease joint marketing activities for energy management services under the terms of their joint venture agreement for APS Cogenex. Pending resolution of outstanding jobs, the APS Cogenex joint venture continues to exist.

            Allegheny Ventures developed energy management products and services to be offered to customers in and around the service territory of its affiliates.

  C.    EWGs and FUCOs

            Allegheny Ventures, through the Latin American Energy and Electricity Fund I, L.P., a limited partnership formed to invest in and develop electric energy opportunities in Latin America, continued to investigate FUCO investments. No new investments were made in the first quarter. As of the end of the first quarter of 2000, Allegheny Ventures has invested $4,219,120 in LAEEF.

  D.    Real Estate Activities

            In March, 1999, Allegheny Ventures entered into four agreements, all subject to SEC approval, to purchase property adjacent to property on which Allegheny's and Potomac Edison's Corporate Centers are located. Allegheny Ventures made a down payment into an escrow account in connection with the purchase of one of the properties. Allegheny Ventures has decided not to purchase these properties, and they were purchased by an affiliate in early 2000. On November 8, 1999, Allegheny and Allegheny Ventures withdrew the Post-Effective Amendment in connection with this matter. The deposit payment made by Allegheny Ventures was repaid, with interest, in December 1999.

            Allegheny  Ventures is engaged in  various  land
        management activities related to unused real property owned by its affiliates, including investigation of a joint venture with a real estate developer to develop and market a portion of these properties.

  E.   Development Activities

                 Allegheny Ventures is investigating the development of distributed generation and forming strategic alliances with equipment manufacturers and suppliers.

II.          Guarantees  or  assumption  of  liabilities  by
  Allegheny   on  behalf  of  Allegheny  Ventures   or   its
  subsidiaries

            As  of January  1,  2000, AYP Energy Inc. revoked
        all guarantees which  were provided by Allegheny Energy
        in  support of   trading.  As  of  March 31, 2000,   in
        connection with AYP Energy's trading activities, Allegheny Energy had no guarantees of support outstanding.

III.    Services Provided by Allegheny Ventures to Associate
Companies

            Except as stated above, Allegheny Ventures did not provide any services to associate companies during the first quarter of 2000.


IV.     Factoring Activities

             Allegheny   Ventures  did   not   perform   any
        activities   associated  with   the   factoring   of
        accounts receivable in the first quarter of 2000.

                               ALLEGHENY ENERGY, INC.

                               By  /s/ Thomas K. Henderson
                                   Thomas K. Henderson
                                   Vice President



                               ALLEGHENY VENTURES, INC.

                               By  /s/ Thomas K. Henderson
                                   Thomas K. Henderson
                                   Vice President

Dated: May 30, 2000